UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                            ProUroCare Medical Inc.
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
                                  COMMON STOCK
                         (Title of Class of Securities)

                                   74373C 10 7
                                 (CUSIP Number)

                                 March 15, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74373C 10 7

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1)    Names of Reporting Persons. Armen Sarvazyan
      I.R.S. Identification Nos. of Above Persons (entities only)

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2)    Check the Appropriate Box if a Member of a Group                   (a) |_|
      (See Instructions)                                                 (b) |_|

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3)    SEC Use Only


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4)    Citizenship or Place of Organization

      United States
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     Number of Shares       5)    Sole Voting Power                     937,099
     Beneficially           ----------------------------------------------------
     Owned by Each          6)    Shared Voting Power                   140,386
     Reporting              ----------------------------------------------------
     Person With            7)    Sole Dispositive Power                937,099
                            ----------------------------------------------------
                            8)    Shared Dispositive Power              140,386
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9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,077,485
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10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)     NA                                                   |_|

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11)   Percent of Class Represented by Amount in Item 9

      8.3%
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12)   Type of Reporting Person (See Instructions)

      IN
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ITEM 1.

(A)   NAME OF ISSUER

      ProUroCare Medical Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      6440 Flying Cloud drive, STE101, Eden Prairie, MN 55344

ITEM 2.

(A)   NAME OF PERSONS FILING

      Armen Sarvazyan

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      1753 Linvale-Harbourton Rd. Lambertville, NJ 08530

(C)   CITIZENSHIP

      United States

(D)   TITLE OF CLASS OF SECURITIES

      Common Stock, par value $0.00001 per share

(E)   CUSIP NUMBER

      74373C 10 7

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a: NA

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_| An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            1,077,485

      (b)   Percent of class:

            8.3%

      (c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 937,099

      (ii)  Shared power to vote or to direct the vote: 140,386

      (iii) Sole power to dispose or to direct the disposition of: 937,099

      (iv)  Shared power to dispose or to direct the disposition of: 140,386

Of the total securities reported, 122,386 represent common shares and 18,000 represent warrants currently exercisable that are owned by Artann Laboratories Inc. of which Armen Sarvazyan is a minority shareholder and an officer.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NA

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NA

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NA

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

NA

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:

                                        By: /s/ Armen Sarvazyan
                                            ----------------------------
                                            Name: Armen Sarvazyan
                                            Title: